Exhibit 21.1

Subsidiaries

Flowstar Technologies Inc.
Flowstar Technologies (USA) Inc.
Wescorp Technologies Ltd.
Total Fluid Solutions Inc.
Raider Chemical Corp.
Wescorp Engineering USA Inc.